Filed Pursuant to Rule 433

Registration No. 333-158663

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$2,500,000,000

7.625% SENIOR NOTES, DUE JUNE 2019

FINAL TERM SHEET

Dated May 28, 2009

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A (S&P)/A+ (Fitch)

Title of the Series:	7.625% Senior Notes, due June 2019

Aggregate Principal Amount Initially Being Issued:	$2,500,000,000

Issue Price:	99.244%

Trade Date:	May 28, 2009

Settlement Date:	June 2, 2009 (DTC)

Maturity Date:	June 1, 2019

Ranking:	Senior

Minimum Denominations:	$5,000 and multiples of $5,000 in excess of $5,000.

Day Count Fraction:	30/360

Interest Rate:	7.625%

Interest Payment Dates:	June 1 and December 1 of each year, beginning December 1, 2009, subject to unadjusted following business day convention.

Interest Periods:	Semi-annual

Treasury Benchmark:	10-year U.S. Treasury, due May 15, 2019

Treasury Yield:	3.635%

Spread to Treasury Benchmark:	410 bps

Not Guaranteed:	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Optional Redemption:	Issuer has the right to redeem the notes, in whole or in part, on one or more occasions, at its option at any time, subject to a notice period of no less than 10 days and no more than 60 days.

Make-Whole Call Payment:	US Treasury + 50 bps

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Senior Co-Managers:	Fifth Third Securities, Inc. Goldman, Sachs & Co. Mizuho Securities USA Inc. Wachovia Capital Markets, LLC

Junior Co-Managers:	Cabrera Capital Markets, LLC Samuel A. Ramirez & Company, Inc.

CUSIP:	06051GDZ90

ISIN:	US06051GDZ90

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.

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